October 8, 2008

via EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549-7010

RE:	CPG International Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed March 31, 2008

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

File No. 333-134089-08

Dear Mr. O’Brien:

This letter sets forth the response of CPG International Inc. (the “Company”) to the comment letter (the “Comment Letter”), dated September 4, 2008, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) that was filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2008 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (the “Form 10-Q”) that was filed with the Commission on May 15, 2008.

In order to facilitate your review, we have repeated the text of your comments in bold in the original numbered sequence and our responses to those comments immediately follow.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Critical Accounting Policies, page 29

1.

We note your draft disclosure in your response to comment 3 in our letter dated August 7, 2008. In future filings, please revise your disclosure for testing goodwill and other intangible assets for impairment to separately disclose the methods used to test (a) goodwill; (b) amortizable other intangible assets; and (c) non-amortizable other intangible assets. Testing of goodwill for impairment involves a two step process that involves estimating the fair value of the associated reporting unit for the initial step. Refer to paragraphs 18-22 of SFAS 142 for guidance. Testing non- amortizable other intangible assets involves a comparison of the fair value of the intangible asset with its carrying amount. Refer to paragraph 17 of SFAS 142. Finally, testing amortizable other intangible assets for impairment falls within the scope of SFAS 144. Please provide us with the revised draft disclosure you intend to include in future filings.

Response:

We acknowledge the Staff’s comment and the Company will revise its disclosure in future filings in response to the Staff’s comment. We have provided the additional disclosure that we intend to include in future filings in our response to comment 2 below.

2.

We note your draft disclosure and your response to comment 3 in our letter dated August 7, 2008. In future filings, please revise your draft disclosure for testing goodwill for impairment to also provide a sensitivity analysis of the assumptions used in the discounted cash flow analysis for each of your reporting units. If correct, please also disclose that the estimated fair value materially exceeds the carrying value of your reporting units. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the revised draft disclosure you intend to include in future filings.

Response:

We acknowledge the Staff’s comments and the Company will revise its disclosure in future filings in response to the Staff’s comment. For your convenience, we have provided below the additional disclosure that we intend to include in future filings (changes are indicated in bold):

We account for costs of acquired assets in excess of fair value (“Goodwill”) in accordance with SFAS No. 142. In accordance with SFAS No. 142, management reviews Goodwill for impairment annually, or when events or circumstances indicate that its value may have declined. Testing of goodwill for impairment is performed using a two step process that involves estimating the fair value of the reporting units as the first step.

We evaluate Goodwill annually at December 31 by comparing the fair value at the reporting unit levels to their carrying values, including the Goodwill allocated to that reporting unit. The significant estimates and assumptions used by management in assessing the reporting units’ fair value and the potential impairment of Goodwill is based on estimated discounted future cash flows of that unit. Our approach is based on a reporting unit’s projection of operating results and cash flows that are discounted using our weighted average cost of capital. The basis for our cash flow assumptions includes historical and forecasted revenue, operating costs, and other relevant factors including estimated cash expenditures. Assumptions under this method included a discount rate of approximately 10%, and revenue growth rates consistent with historical trends, with consideration of current economic trends, ranging from 5% to 30%, relative to specific product lines, as well as increases in operating costs relative to the increases in revenues over five years. We further assume a terminal growth rate after five years of approximately 5%, based upon the estimated growth of individual products and their projected growth cycles. Should there be little or no growth in our revenues, our estimated fair value calculations would still exceed the carrying costs at each reporting unit.

The estimates of future cash flows, based on projections, require management’s judgment. Management bases its fair value estimates on assumptions it believes to be reasonable, but which are unpredictable and inherently uncertain. In addition, management uses certain indicators to evaluate whether the carrying value of Goodwill may not be recoverable, including current-period operating cash flow declines or any significant adverse change in the business climate that could affect the value of an entity. As of December 31 2007, the estimated fair value materially exceeded the carrying value at each of our reporting units. Thus, the second step of the impairment analysis was not required.

We account for other non-amortizable intangible assets in accordance with SFAS 142. In accordance with SFAS 142, we consider our trademark intangible assets as indefinite-life intangible assets that do not require amortization. Rather, these intangible assets are tested at least annually for impairment by comparing the fair value of the Trademark assets to their carrying amount. If the carrying amounts of the trademark intangible assets were to exceed their fair value, an impairment loss would be recognized. The annual evaluation of indefinite-life intangible assets requires the use of estimates about future operating revenues and an avoided royalty rate for each reporting unit in determination of the estimated fair value. Changes in forecasted revenues could materially affect these estimates.

We account for amortizable intangible assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Asset" using the two step method to address potential impairment. This standard prescribes the method for asset impairment evaluation for long-lived assets and certain identifiable intangibles that are both held and used or to be disposed of. In accordance with SFAS 144, we consider our customer relationships, proprietary technology and non-compete agreements as intangible assets that require amortization. We evaluate the ability to recover amortizable intangible assets whenever events or circumstances indicate that the carrying value of the asset may not be recoverable. In the event assets are impaired, losses would be recognized to the extent the carrying value exceeds the fair value. Such an impairment loss would be calculated based upon the discounted future cash flows expected to result from the use of the asset, and would be recognized as a non-cash component of operating income.

I. Significant Accounting Policies, page F-8

General

3.

We note your response to comment 6 in our letter dated August 7, 2008. It appears that you either believe the Class B Unit plan offered by Holdings to your employees is not within the scope of SFAS 123R or that the plan is within the scope of SFAS 123R but is considered a non-compensatory plan. Either way, it appears that you arrived at this determination because the right to purchase the Class B Units is at its fair market value and further the right is not granted as a reward for past or present performance. Based on your description of the plan in your response letter and the guidance in SFAS 123R, it is unclear to us how you arrived at your conclusion. Specifically, we note:

•	Paragraph 11 of SFAS 123R provides guidance that appears to be applicable to the Class B Unit plan.
•	You state that the Class B Units purchased by your employees are subject to repurchase by Holdings upon termination at differing rates depending on the lapsed period of service. This feature appears to be a vesting schedule based on employee service to CPG and/or Holdings.

•

If you consider the Class B Unit Plan to be an employee share purchase plan, it appears as though this plan does not qualify as non-compensatory, as it does not appear to meet the requirements in paragraphs 12.a, and 12.b. of SFAS 123R.

•

Compensation costs for plans that are classified as equity are not based on the intrinsic value but rather fair value, as described in paragraphs 11-63 of SFAS 123R, Refer to paragraph 10 of SFAS 123R for further guidance.

Based on the above, please reassess your conclusion that this Plan does not constitute a stock compensation plan for the Company

Response:

Based on the Staff’s comments provided above, we have reassessed our conclusions regarding the Company’s Class B Unit Plan. As part of this reassessment, we reviewed paragraphs 11 and 12 of SFAS 123R in the context of the Class B Unit Plan, as suggested by your comments. Based on our reassessment, we acknowledge that paragraph 11 is applicable to the Class B Unit Plan. Further, the Class B Unit Plan does not meet all criteria necessary to be considered a non-compensatory plan pursuant to paragraph 12, as the opportunity to purchase the B Units is not extended to all employees.

As a result, we are now analyzing the accounting for the Class B Units with the Company’s independent accounting firm. At the completion of our analysis, we will send a further response letter to the Staff.

* * * *

Should you have any questions or comments, please do not hesitate to call me at (570) 558-8001.

Sincerely,

/s/ Scott Harrison
Executive Vice President and
Chief Financial Officer

cc:	Tracey Houser (Securities and Exchange Commission)
Jeanne Baker (Securities and Exchange Commission)
Donald Rosenberger (Deloitte & Touche LLP)

Stuart Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)

4